                                               Filed pursuant to Rule 424(b)(3)
                                           Registration statement No. 333-41387



                                   PROSPECTUS
                                   ----------

                             MICROSOFT CORPORATION
                             359,209 Common Shares
                        Par Value of $.000025 Per Share
                        -------------------------------

     This Prospectus relates to up to 359,209 shares of common stock (the "Common Shares") of Microsoft Corporation, a Washington corporation ("Microsoft"), which may be offered from time to time by the selling shareholders named herein (the "Selling Shareholders"). Microsoft will not receive any of the proceeds from the sale of the Common Shares. Microsoft will bear the costs relating to the registration of the Common Shares estimated to be approximately $24,532.

     The Common Shares are registered as a result of (i) the merger of Microsoft Investments Washington Parent, Inc., a Washington corporation and wholly owned subsidiary of Microsoft, with and into VXtreme, Inc., a California corporation ("VXtreme") and (ii) the merger of Walkabout Software, Inc., a California corporation ("Walkabout"), with and into Microsoft (collectively, the "Mergers"). Pursuant to the Mergers, Microsoft agreed to register the Common Shares received by the Selling Shareholders in connection with the Mergers. In agreements related to the Mergers, each Selling Shareholder entered into an investment agreement with Microsoft (the "Investment Agreements").

     The Common Shares are traded on the Nasdaq Stock Market under the symbol MSFT. The average of the high and low prices of the Common Shares as reported on the Nasdaq Stock Market on November 25, 1997 was $137.50 per Common Share.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
            SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                  THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
                    ________________________________________

                The date of this Prospectus is December 9, 1997

     All of the securities to be registered hereby are to be offered for the account of security holders.

                             AVAILABLE INFORMATION

     Microsoft is subject to the reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and files reports and other information with the Securities and Exchange Commission (the "Commission") in accordance therewith. Such reports, proxy statements, and other information filed by Microsoft are available for inspection and copying at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth St., N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including Microsoft, that file electronically with the Commission. The Common Shares are traded as "National Market Securities" on the Nasdaq National Market. Material filed by Microsoft can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

                    ________________________________________

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by Microsoft with the Commission are incorporated by reference in this Prospectus:

     1.   Microsoft's Annual Report on Form 10-K for the year ended June 30,
          1997.

     2. Microsoft's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997.

     3.   Microsoft's Proxy Statement dated September 26, 1997.

     4. The description of the Common Stock of Microsoft which is contained in the registration statement of Microsoft filed on Form S-3, dated December 13, 1996.

     All documents filed by Microsoft pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Shares offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof.

     Microsoft hereby undertakes to provide without charge to each person to whom this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the foregoing documents incorporated herein by reference (other than exhibits to such documents which are not specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephone requests should be directed to Investor Relations Department, Microsoft Corporation, One Microsoft Way, Redmond, Washington 98052-6399, telephone number (425) 882-8080.

     No dealer, salesman, or any other person has been authorized to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information and representation must not be relied upon as having been authorized by Microsoft. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any state to any person to whom it is unlawful to make such offer in such state. Neither the delivery of this Prospectus nor any sales made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Microsoft since the date hereof .

                    ________________________________________

     This Prospectus constitutes a part of a Registration Statement which Microsoft has filed with the Commission under the 1933 Act, with respect to the Common Shares. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related Exhibits thereto for further information with respect to Microsoft and the securities offered hereby. Such additional information can be obtained from the Commission's office in Washington, D.C. Any statements contained herein concerning the provisions of any documents are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                                  THE COMPANY

     Microsoft was founded as a partnership in 1975 and incorporated in 1981. Microsoft develops, manufactures, licenses, sells, and supports a wide range of software products, including operating systems for personal computers ("PCs") and servers; server applications for client/server environments; business and consumer productivity applications; software development tools; and Internet and intranet software and technologies. Microsoft has recently expanded its interactive content efforts, including MSN(TM), The Microsoft Network online service, various Internet-based services, and entertainment and information software programs. Microsoft also sells personal computer books and input devices and researches and develops advanced technologies for future software products. Microsoft's business strategy emphasizes the development of a broad line of PC and server software products for business and personal use, marketed through multiple channels of distribution.

     Microsoft is a Washington corporation and its principal executive offices are located at One Microsoft Way, Redmond, Washington 98052-6399, its telephone number is (425) 882-8080 and its electronic mail address is msft@microsoft.com.


                                USE OF PROCEEDS

     Microsoft will not receive any proceeds from the sale of the Common Shares offered hereby; nor will such proceeds be available for Microsoft's use or benefit.

                              SELLING SHAREHOLDERS

     The following table sets forth beneficial ownership for the Selling Shareholders as of December 9, 1997. All of the shares offered below were acquired in connection with the Mergers. Certain of the Selling Shareholders, indicated with an asterisk (*), have recently become employees of Microsoft. Except as otherwise indicated, none of the Selling Shareholders has a material relationship with Microsoft.

                                      Microsoft Common      Number of Common         Shares
       Name of                       Shares Owned Prior     Shares Received         Owned and
Selling Shareholders (1)                to  Offering         From Microsoft       Percentage(2)
------------------------             ------------------     ----------------      -------------
Bengier, Gary                                 0                   1,245               1,245
Beyk, Alex                                    0                     498                 498
Bott, Ross                                    0                  14,226              14,226
Chaddha, Navin*                               0                  15,924              15,924
Chauhan, Abishek (3)                         80                   1,867               1,947
Chen, Ling Tony                               0                   1,411               1,411
Cisco Systems, Inc.                           0                  43,956              43,956
Del Val, David*                               0                  33,573              33,573
Greene, Diane                                 0                   9,487               9,487
Greene, Diane, Custodian Under
  UGMA for Nathan Rosenblum                   0                   5,690               5,690
Gupta, A.* and Iwasaki, Y., Trustees
  of the Gupta-Iwasaki Family Trust           0                  42,677              42,677

                                            Microsoft Common         Number of Common           Shares
       Name of                             Shares Owned Prior        Shares Received           Owned and
Selling Shareholders (1)                      to Offering             From Microsoft         Percentage(2)
------------------------                   ------------------        ----------------        -------------
Hansen, Janet                                       0                       14                     14
Hennessey, John L. (4)                          2,200                      889                  3,089
Hill, Steven E.                                     0                    1,081                  1,081
Hromadko, Gary F.                                   0                    1,992                  1,992
Informix Corporation                                0                   21,339                 21,339
Keller, Donald M.                                 100                       53                    153
Knoche, Craig (5)                                   0                    2,149                  2,149
Lovett, Chris*                                      0                    6,596                  6,596
Marsh, Donald*                                      0                    5,856                  5,856
Marsh, Jonathan*                                   45                    6,596                  6,641
Mountanos, William P.*                              0                   45,523                 45,523
Rapperport, James*                                700                   16,502                 17,202
Rip, Peter                                          0                    3,983                  3,983
Sasson, Ori                                         0                    7,113                  7,113
Schroeder, William J. and Marilee J.,
    Trustees FBO the Schroeder 1993
    Rev Trust dtd 11/01/93                          0                    7,832                  7,832
Semanzato, Luigi                                    0                      771                    771
Sharma, Rosen                                       0                   10,157                 10,157
SOFTVEN No. 2 Investment
    Enterprise Partnership                          0                    6,041                  6,041
Stanford University                             2,000                    1,992                  3,992
Tripp, Daniel*                                      0                    4,947                  4,947
Tweet, Anne                                         0                    2,149                  2,149
VLG Investments 1997 (6)                            0                      214                    214
White, Phil                                         0                    7,832                  7,832
Wilmot, Robert W. and Mary J.,
    Trustees of the Wilmot Living Trust
    (7)                                             0                   22,916                 22,916
WS Investment Company 96A                           0                      505                    505
WS Investment Company 95B                           0                    3,201                  3,201
Zeprun, Howard                                      0                       56                     56
Rosati, M. and Laurice, D.                          0                      356                    356
    Trustees, WSGR Profit Sharing Plan
    FBO Howard S. Zeprun
                                                -----                  -------                -------
          Total                                 5,125                  359,209                364,334

      (1) None of the Selling Shareholders held any office with Microsoft during the last three years.

      (2) All amounts are less than 1% of the issued and outstanding shares of common stock of Microsoft.

      (3) Mr. Chauhan was employed by Microsoft as a software design engineer from January, 1995 through December, 1995.

      (4) Mr. Hennessy was a consultant to Microsoft through June 1997.

      (5) Summit Performance Group, Inc., which Mr. Knoche owns, provided consulting services to Microsoft from April 1997 through May 15, 1997 and from May 1997 through October 1997.

     (6)  Shares held on behalf of the general partners of VLG Investments 1997.


     (7) Wilmot Consulting, Inc., a corporation of which Mr. Wilmot is the sole shareholder, provided consulting services to Microsoft from November, 1995 through March, 1996. Mr. Wilmot has entered a consulting agreement with Microsoft dated October 3, 1997.

                              PLAN OF DISTRIBUTION

     Microsoft has been advised by each Selling Shareholder that, subject to the terms of the Investment Agreements, each Selling Shareholder expects to offer his, her or its Common Shares to or through brokers and dealers and underwriters to be selected by the Selling Shareholder from time to time. In addition, the Common Shares may be offered for sale through the Nasdaq Stock Market, in the over-the-counter market, through a market maker, in one or more private transactions, or a combination of such methods of sale, at prices and on terms then prevailing, at prices related to such prices, or at negotiated prices.
Each Selling Shareholder may pledge all or a portion of the Common Shares owned by him, her or it as collateral in loan transactions. Upon default by any such Selling Shareholder, the pledgee in such loan transaction would have the same rights of sale as such Selling Shareholder under this Prospectus. Each Selling Shareholder also may enter into exchange traded listed option transactions which require the delivery of the Common Shares listed hereunder. Subject to the terms of the Investment Agreement, each Selling Shareholder may also transfer Common Shares owned by him, her or it in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer without consideration, and upon any such transfer the transferee would have the same rights of sale as such Selling Shareholder under this Prospectus. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 of the Securities Act of 1933, as amended (the "1933 Act"), may be sold under Rule 144 rather than pursuant to this Prospectus. Finally, each Selling Shareholder and any brokers and dealers through whom sales of the Common Shares are made may be deemed to be "underwriters" within the meaning of the 1933 Act, and the commissions or discounts and other compensation paid to such persons may be regarded as underwriters' compensation.

                                 LEGAL MATTERS

     The validity of the Common Shares offered hereby will be passed upon for Microsoft by Preston Gates & Ellis LLP, 5000 Columbia Center, 701 Fifth Avenue, Seattle, Washington 98104. As of the date hereof, attorneys in Preston Gates & Ellis LLP who have worked on substantive matters for Microsoft own less than 250,000 Common Shares.

                                    EXPERTS

     The consolidated financial statements of Microsoft for each of the three years in the period ended June 30, 1997, incorporated by reference in this Prospectus from Microsoft's Annual Report on Form 10-K, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.